August 26, 2002


Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Scudder Variable Series II (File No. 333-97177)

Ladies and Gentlemen:

         On July 26, 2002, an electronic copy of the Registrant's Registration Statement on Form N-14 ("Registration Statement") referenced above was transmitted to the Securities and Exchange Commission (the "Commission").

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

         Moreover, the Registrant and its principal underwriter, Scudder Distributors, Inc. also hereby request, pursuant to Rule 473(a), that the effectiveness of such registration statement be accelerated to be declared effective on August 29, 2002, or as soon thereafter as possible as the Commission, acting pursuant to section 8(a) of the 1933 Act, may determine.

         If you have any questions or comments, please call Walter M. Kelly at
(312) 609-7622.



  /s/      Philip J. Collora                     /s/      John Millette
  Philip J. Collora                              John Millette
  Assistant Secretary                            Secretary
  Scudder Distributors, Inc.                     Scudder Variable Series II




  cc:      Patrick F. Scott, Esq.
           David A. Sturms, Esq.
           Karin J. Flynn, Esq.